SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the nine-month period ended September 30, 2004. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this form 6-K is presented in constant Pesos as of September 30, 2004, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for capital;

•	general economic conditions;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Nine-month period ended September 30, 2004 compared to the nine-month period ended September 30, 2003

Revenues

During the nine-month period ended September 30, 2004, total revenues decreased 12.7%, or Ps. 563.6 million, to Ps. 3,877.1 million from Ps. 4,440.7 million in the same period in the previous year.

Long Distance. Revenues derived from long distance services for the nine-month period ended September 30, 2004 decreased 21.8%, or Ps. 754.2 million, to Ps. 2,708.8 million from Ps. 3,463.0 million recorded during the same period a year ago. The decrease in revenue was due to a 19.4% reduction in the average revenue per minute, to Ps. 1.00 in the nine-month period ended September 30, 2004 from Ps. 1.24 in the same period of 2003, coupled with a 2.8% reduction in total volume to 2,715.6 million of minutes handled in the nine-month period ended September 30, 2004 from 2,795.1 million of minutes for the same period of 2003. The decrease in the average revenue per minute was mainly attributable to lower tariffs for international services such as collect calls, calling cards and other international services, in addition to a slight decrease in domestic average revenue per-minute driven by the continuing price competition in high-volume business customers market. With the termination of the proportionate return system, we expect the average price of international services to further decline reducing our revenues and depending on where the call is terminated, it may be unprofitable for us to provide some of our current international services. As a result, we have directed our efforts on expanding our most profitable international services. As a percentage of total revenues, long distance revenues represented 69.9% and 78.0% of total revenues during the nine-month period ended September 30, 2004 and 2003, respectively. The decrease in volume is mainly explained by a 13.3%, or 75,813, reduction in total lines in service, from 571,204 at September 30, 2003 to 495,391 at September 30, 2004 as a result of focusing our strategy on medium and large business customers and high-usage residential customers.

Data, Internet and Local Services. During the nine-month period ended September 30, 2004, data, internet and local service revenues reached Ps. 1,168.3 million, representing a 19.5% increase over the Ps. 977.7 million recorded during the same period of the previous year. This favorable result was primarily due to the sustained growth of local service; during 2004 we expanded this service in two additional cities, Matamoros and Nuevo Laredo, and launched new local service features such as Smart Web, a traffic analyzer system. We currently offer local service to 15 cities in Mexico. Our data, internet and local service segment has consistently increased its share in our revenue portfolio and represented 30.1% of our total revenues during the nine-month period ended September 30, 2004, compared to 22.0% during the same period of 2003.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses (which are paid on a per-minute basis primarily to Telmex), international settlement payments (paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us), and fees for leased lines (which are typically paid on a per-circuit per month basis primarily to Telmex). Cost of services decreased 13.6%, or Ps. 324.2 million, to Ps. 2,051.9 million for the nine-month period ended September 30, 2004 from Ps. 2,376.1 million recorded during the nine-month period ended September 30, 2003. This reduction is explained by a 2.8% decrease in total volume, a more favorable mix of services, and lower international rates.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the nine-month period ended September 30, 2004 decreased 11.6%, or Ps. 239.4 million, to Ps. 1,825.2 million from Ps. 2,064.6 million in the same period of 2003. The decrease in gross profit is explained by lower volumes and average prices of long distance services, partially offset by a reduction in the long distance average cost per minute combined with a growth in high-profit services such as data, internet and local. Our gross margin, defined as gross profit as a percentage of total revenues, represented 47.1% in the nine-month period ended September 30, 2004 as compared to 46.5% reported in the same period of the previous year.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 9.6% or Ps. 110.9 million to Ps. 1,039.5 million in the nine-month period ended September 30, 2004 from Ps. 1,150.4 million recorded in the same period of 2003. This decrease is explained by the reduction in our personnel, marketing and other general operating expenses, and to the improvement in our collection levels which allowed us to lower the uncollectible expense during the period. For the nine-month period ended September 30, 2004 and 2003, the administration, selling and other operating expenses represented 26.8% and 25.9% as a percentage of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization increased 2.8% or Ps. 19.1 million to Ps. 696.5 million in the nine-month period ended September 30, 2004, from Ps. 677.4 for the same period of 2003, mainly as a result of a higher fixed assets base.

Operating income

As a result of the decrease in gross profit as described above, our operating income reached Ps. 89.2 million in the nine-month period ended September 30, 2004 compared to Ps. 236.8 million recorded in the nine-month period ended September 30, 2003.

Comprehensive financial loss

During the nine-month period ended September 30, 2004, our comprehensive financial loss was Ps. 246.8 million, compared to the Ps. 983.9 million loss reported during the same period of the previous year. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	(in millions of constant pesos)
	2003	2004
Interest expense	(731.1)	(344.1)
Interest income	4.5	11.0
Exchange (loss) gain, net	(428.4)	(52.3)
Gain from monetary position	171.1	138.6

Comprehensive financial result, net	(983.9)	(246.8)

Interest expense decreased 52.9%, or Ps. 387.0 million to Ps. 344.1 million in the nine-month period ended September 30, 2004, from Ps. 731.1 million in the same period of the previous year, mainly due to our lower debt and a lower average interest rate in our outstanding senior notes as a result of our financial restructuring process completed in November 2003.

Interest income increased to Ps. 11.0 million in the nine-month period ended September 30, 2004, from Ps. 4.5 million recorded in the comparable period of previous year, due to a higher average cash balance.

Exchange loss for the nine-month period ended September 30, 2004 was Ps. 52.3 million compared to an exchange loss of Ps. 428.4 million recorded during the same period of 2003. We have recorded a lower foreign exchange loss as a result of lower depreciation of the Peso against the U.S. dollar of 1.6% for the nine-month period ended September 30, 2004, while the depreciation for the comparable period of the previous year was 6.0%, coupled with a more favorable U.S. dollar-denominated net monetary position resulted from our financial restructuring.

Gain from monetary position totaled Ps. 138.6 million for the nine-month period ended September 30, 2004 compared to Ps. 171.1 million for the nine-month period ended September 30, 2003. Although Mexican inflation for the nine-month period ended September 30, 2004 was 3.4%, higher than the 2.3% recorded in the same period of the previous year, the decrease is primarily due to a lower level of monetary liabilities.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income tax and asset tax, which are computed and paid separately by each legal entity. For the nine-month period ended September 30, 2004 and 2003, Servicios Alestra recorded an asset tax of Ps. 3.0 million and Ps. 3.8 million, respectively. We have generated substantial tax losses; accordingly, no income tax provisions have been recorded in the consolidated income statements for the nine-month period ended September 30, 2004 and 2003.

Net Income (loss)

For the reasons discussed above, we recorded a net loss of Ps. 173.8 million during the nine-month period ended September 30, 2004 compared to a net loss of Ps. 750.6 million during the same period of 2003.

Current Liquidity

As of September 30, 2004, December 31, 2003 and September 30, 2003 we had Ps. 818.1 million, Ps. 424.7 million and Ps. 570.9 million, respectively, of unrestricted cash available. Our unrestricted cash balance increased Ps. 247.2 million from September 30, 2003 to September 30, 2004 due to our continuing positive operating results and the reduction in our interest expense as a result of our financial restructuring. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by Mexican major banks and U.S. banks and corporations with the highest credit ratings. As of September 30, 2004 we had cash of Ps. 24.8 million and temporary investments of Ps. 793.3 million, of which Ps. 694.5 million are in U.S. dollar-denominated instruments and Ps. 98.8 million are in Peso-denominated instruments.

In our opinion, our cash balance is sufficient for our present requirements.

As of September 30, 2004, December 31, 2003 and September 30, 2003, our ratio of current assets to current liabilities was 1.48x, 1.27x and 0.17x, respectively. Our ratio of current assets to current liabilities has improved from December 31, 2003 to September 30, 2004 due to the increase in our unrestricted cash balance. As of September 30, 2003, the then outstanding senior notes were classified as short term debt. $487.0 million dollars of those senior notes were repaid or exchanged in our debt restructuring in November of 2003 and the remaining portion of those outstanding senior notes were subsequently reclassified as long term debt.

	As of September 30, 2004			As of December 31, 2003			As of September 30, 2003
	(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.	818.1		Ps.	424.7		Ps.	570.9
Current ratios (times)		1.48	x		1.27	x		0.17	x

Net debt during the nine-month period ended September 30, 2004 was reduced by $31.3 million dollars to $332.5 million dollars from $363.8 million dollars recorded on December 31, 2003, which is significantly lower than the $631.7 million dollars net debt as of September 30, 2003. The reduction in net debt from December 31, 2003 to September 30, 2004 is a result of an increase in cash balance of $35.1 million dollars and the repayment of other indebtedness of $5.3 million dollars. When compared to September 30, 2003, the reduction in net debt was mainly due to the $189.2 million dollars reduction in our total debt, $22.0 million dollars increase in our cash balance and the elimination of $71.4 million dollars of accrued and unpaid interest as part of the restructuring process.

On November 15, 2004 we paid to holders of our senior notes due in 2006 and 2009 interest in the amount of $5.1 million dollars from our internally-generated funds.

Capital expenditures during the nine-month period ended September 30, 2004 amounted to Ps. 294.1 million, Ps. 114.4 million higher than the Ps. 179.7 million invested in the same period of previous year.

We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Although some of our revenues are denominated in dollars, our financial expenses and some of our costs are also denominated in dollars; therefore, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Indebtedness

As of September 30, 2004 we had outstanding $304 million dollars aggregate principal amount of our 8% senior notes due in 2010, $37.1 million dollars aggregate principal amount of our 12.125% senior notes due in 2006 and $45.9 million dollars of our 12.625% senior notes due in 2009.

The credit facility that we have with Hewlett Packard de México, S.A. de C.V., is being paid through monthly principal amortizations. As of September 30, 2004, the balance was $6.2 million dollars.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of September 30, 2004 of $0.4 million dollars. Final maturity of this facility is in June 2005.

Legal Proceedings

Teleglobe

On March 23, 2004, Teleglobe America Inc., filed a lawsuit before the Commonwealth of Virginia, demanding the payment of $4.1 million dollars equivalent to 16.6 million minutes of international traffic that Teleglobe alleged “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. We believe that the lawsuit has no merits because Alestra has already paid Teleglobe the transit fees. The resolution of this lawsuit is pending.

Senior Notes Litigation

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against us, our equity holders and the indenture trustee of the indentures governing our 2 1/8% Senior Notes due 2006 (“senior notes due 2006”) and our 12 5/8% Senior Notes due 2009 (“senior notes due 2009”, and together with the senior notes due 2006, the “senior notes due 2006 and 2009”) in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due

2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the indenture trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

Concurso Mercantil

On October 6, 2003, Eximius Capital Funding, Ltd., (“Eximius”) an entity related to WRH filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against the Company.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en materias civil y administrativas del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004. By this procedure, Eximius is appealing the resolution of the Court of Appeals, resolution is pending.

Recent Developments

Termination of the Proportionate Return System

On August 11, 2004, the Federal Telecommunications Commission issued a new set of international telecommunications rules, which became effective on August 12, 2004, (the “ITR”). The ITR formally terminates the proportional return system in effect in Mexico.

With the expiration of the proportionate return system, we expect the average price of our international long distance services to further decline thereby reducing our revenues. Unless we are able to obtain increased volumes of traffic sufficient to compensate for the expected decline in per-minute rates, our revenues from international long distance services will continue decreasing.

Extension of the Service Mark License Agreement

Our service agreement with AT&T, pursuant to which we are entitled to use of the AT&T registered service mark to market all of our services, expired on October 17, 2004. On October 14, 2004, we temporarily extended this agreement until December 31, 2004 to allow us to continue to negotiate in good faith with AT&T the terms and conditions of a five year extension of the license agreement.

Item 2. Financial Statements.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 and 2004

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

	December 31, 2003		September 30, 2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	424,681	Ps	818,135
Trade receivables, net		486,570		394,878
Due from affiliates and other related parties		93,960		179,988
Recoverable taxes		7,019		7,656
Other receivables		44,553		59,351
Prepaid expenses		17,396		29,934

Total current assets		1,074,179		1,489,942

REAL ESTATE AND EQUIPMENT, NET		5,839,525		5,697,988
DEFERRED CHARGES AND OTHER ASSETS, NET		1,118,730		927,408

Total assets		8,032,434		8,115,338

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to carriers		232,913		279,063
Other accounts payable		96,848		98,273
Bank loans and notes payable		133,517		33,278
Due to affiliates and other related parties		46,033		160,002
Accrued expenses and other payables		334,803		434,194

Total current liabilities		844,114		1,004,810

LONG-TERM LIABILITIES:
Senior notes		4,497,319		4,418,298
Bank loans and notes payable		1,916		41,570
Due to affiliates and other related parties		93,942		129,834
Other long-term liabilities		55,856		63,114

Total liabilities		5,493,147		5,657,626

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		47,402		47,402

		1,228,748		1,228,748
Earned surplus		1,310,537		1,228,962

Total majority interest		2,539,285		2,457,710
Minority interest		2		2

Total stockholders’ equity		2,539,287		2,457,712

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	8,032,434	Ps	8,115,338

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

	Nine months period ended September 30,
	2003		2004
REVENUES
Long distance services	Ps	3,463,009	Ps	2,708,794
Data, internet and local service		977,700		1,168,271

		4,440,709		3,877,065
COST OF SERVICES (excluding depreciation):
Long distance services		(2,138,371)		(1,769,088)
Data, internet and local service		(237,734)		(282,772)

		(2,376,105)		(2,051,860)

Administration, selling and other operating expenses		(1,150,416)		(1,039,479)
Depreciation and amortization		(677,366)		(696,486)

Operating income		236,822		89,240

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(731,141)		(344,135)
Interest income		4,529		10,970
Exchange loss, net		(428,378)		(52,265)
Gain from monetary position		171,141		138,638

		(983,849)		(246,792)

OTHER INCOME (EXPENSE), NET		228		(13,325)

Loss before provision for asset tax		(746,799)		(170,877)

Asset tax		(3,827)		(2,968)

Net loss	Ps	(750,626)	Ps	(173,845)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

	Capital stock				Restatement of capital stock		Earned surplus				Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable				(Deficit) gain from restatement		(Accumulated losses) retained earnings
Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	4,351,192	Ps	(1,228,386)	Ps	(8,425,649)	Ps	68,543	Ps	2	Ps	68,545

Changes in 2003:
Net loss				—		—		—		(750,626)		(750,626)		—		(750,626)
Gain from restatement		—		—		—		313,967		—		313,967		—		313,967

Comprehensive income (loss)		—		—		—		313,967		(750,626)		(436,659)		—		(436,659)

Balance at September 30, 2003		300		5,371,086		4,351,192		(914,419)		(9,176,275)		(368,116)		2		(368,114)

Balance at December 31, 2003		300		1,181,046		47,402		366,938		943,599		2,539,285		2		2,539,287

Changes in 2004:
Net loss		—		—		—				(173,845)		(173,845)		—		(173,845)
Gain from restatement		—		—		—		92,270		—		92,270		—		92,270

Comprehensive income (loss)		—		—		—		92,270		(173,845)		(81,575)		—		(81,575)

Balance at September 30, 2004	Ps	300	Ps	1,181,046	Ps	47,402	Ps	459,208	Ps	769,754	Ps	2,457,710	Ps	2	Ps	2,457,712

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

	For the nine months period ended September 30,
	2003		2004
OPERATING ACTIVITIES:

Net loss	Ps	(750,626)	Ps	(173,845)
Adjustments to reconcile net loss to resources provided by operating activities:
Depreciation and amortization		677,365		696,486

		(73,261)		522,641
Changes in working capital:
Trade receivables, net		31,285		91,692
Due from affiliates and other related parties		(53,365)		(86,028)
Recoverable taxes and other receivables		(79)		(15,435)
Prepaid expenses		(80,466)		(12,538)
Accounts payable		(115,077)		47,575
Due to affiliates and other related parties		71,666		149,861
Accrued interest, expenses and other payables		607,209		106,649

Resources provided by operating activities		387,912		804,417

INVESTING ACTIVITIES:

Purchase of real estate and equipment		(143,524)		(324,123)
Deferred charges and other assets		—		52,766

Resources used in investing activities		(143,524)		(271,357)

FINANCING ACTIVITIES:

Increase (decrease) of senior notes		225,943		(79,021)
Bank loans and notes payable, net		(66,275)		(60,585)

Resources provided (used) in financing activities		159,668		(139,606)

Increase in cash and cash equivalents		404,056		393,454
Cash and cash equivalents, beginning of period		166,866		424,681

Cash and cash equivalents, end of period	Ps	570,922	Ps	818,135

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

1. ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”or the “Company”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

In November 2003, the Company successfully concluded the restructuring of its 12.125% and 12.625% Senior Notes due 2006 and 2009 (the “Old Senior Notes”). As a result of the debt restructuring, the Company extinguished, pursuant to its exchange and cash tender offers, US$232.9 million and US$254.2 million principal amount of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the aggregate principal amount of the Old Senior Notes.

In addition, in connection with the debt restructuring, the Company issued Ps3,530,635 (US$304 million) of new senior notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) for an aggregate amount of Ps3,316,586 (US$287 million) of the Old Senior Notes. The Company also paid Ps1,343,520 (US$110 million) as a cash tender offer to extinguished Ps2,311,210 (US$200 million) of the senior notes. Furthermore, the Company paid the overdue November 15, 2002 and May 15, 2003 interest payments with regard to any of the Old Notes not tendered in the Exchange and Cash tender Offer.

As a result of the successful completion of the debt restructuring in November 2003, the Company reclassified its senior notes as long-term debt for the year ended December 31, 2003

Based on the aforementioned financial restructuring and in order to maintain the viability of the Company, the management of the Company has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2003 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2004 purchasing power by applying the corresponding restatement factor.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

3. CONTINGENCIES

a. Teleglobe. In 1997, the Company executed a Switched Transit Agreement with Teleglobe International Corporation (“Telegoble”), under which Teleglobe terminated international traffic outside Mexico and Canada. On November 24, 2003, Teleglobe filed a letter to the Company alleging that “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. Since Teleglobe informed Alestra of the complaints raised by the destination administrations, the Company has informed the origination administrations and tried to settle the outstanding disputes. On March 23, 2004, Teleglobe America Inc., filed a lawsuit in the state of Virginia, demanding the payment of $4.1 million (equivalent to payment for 16.6 million minutes under the Switched Transit Agreement). Management of the Company believes that the lawsuit is without merit because Alestra has already paid Teleglobe the transit fees and has no obligation under any law, tort, contract or International Telecommunication Union (“ITU”) recommendation to pay the termination rate.

b. Concurso Mercantil. On October 6, 2003, Eximius Capital Funding, Ltd., (“Eximius”) an entity related to W.R.H. Global Securities Pooled Trust (“WRH”) filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against the Company before a court in the State of Nuevo León, México.

In its petition, Eximius alleged, among other things, that its holdings of Alestra’s senior notes due 2006 and 2009 had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged in its petition that the Company made certain statements in its prospectus that constituted an admission in writing of its inability to pay its debts generally, and that therefore the senior notes due 2006 and 2009 had been ipso facto accelerated under the Indentures.

On November 12, 2003, the Company answered the Concurso Mercantil petition.

On January 21st, 2004, the Monterrey court ordered that the records be sent to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction. Those records were accepted by the 8th Federal District Judge in the Mexico City court.

On April 7, 2004, the expert appointed by the Federal District Judge to conduct the analysis of Alestra’s financial situation (as required in the Concurso Mercantil process) determined that the Company did not violate any of the statutory requirements of Articles 10 and 11 of the LCM.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2004)

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en materias civil y administrativas del Primer Circuito) confirmed the judgment of the lower court. To further dispute this resolution, Eximius filed an amparo (a federal jurisdictional revision sort of proceeding) which was admitted on October 14, 2004. By this procedure, Eximius is appealing the resolution of the Court of Appeals, resolution is pending.

c. Litigation

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing its 12 1/8% Senior Notes due 2006 (“senior notes due 2006”) and its 12 5/8% Senior Notes due 2009 (“senior notes due 2009”, and together with the senior notes due 2006, the “senior notes due 2006 and 2009”) in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing its senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

4. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2003		2004
Reconciliation of net loss:

Net loss as reported under Mexican GAAP	Ps	(750,626)	Ps	(173,845)

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Interest expense on restructured debt, net				198,360
Debt issuance cost, net				1,831
Fifth amendment effect on depreciation expense		(61,965)		(56,648)
Reversal of preoperating expense amortization		163,879		163,793
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(813)		(813)
Depreciation of capitalized interest under U.S. GAAP		(4,908)		(4,908)

Total U.S. GAAP adjustments		96,193		301,615

Net (loss) income under U.S. GAAP	Ps	(654,433)	Ps	127,770

Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under Mexican GAAP	Ps	(368,114)	Ps	2,457,712

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Reversal of gain on extinguishment of debt and interest expense on restructured debt, net				(1,363,004)
Debt issuance cost, net				(15,258)
Fifth amendment effect on real estate and equipment		408,128		187,405
Preoperating expenses, net		(766,801)		(548,533)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		17,156		9,530

Total U.S. GAAP adjustments		(341,519)		(1,729,862)

Total stockholders’ equity under U.S.GAAP	Ps	(709,633)	Ps	727,850

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2003		2004
Balance at beginning of period	Ps	(55,200)	Ps	600,080
Net (loss) income for the year		(654,433)		127,770

Balance at end of period	Ps	(709,633)	Ps	727,850

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of September 30, 2003 and 2004 is as follows:

	2003		2004
Capital stock	Ps	9,722,578	Ps	10,883,537
Accumulated losses		(10,432,211)		(10,155,687)

Total stockholders’ equity under U.S. GAAP	Ps	(709,633)	Ps	727,850

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended September 30, 2003 and 2004:

	2003		2004
Net revenues	Ps	4,440,708	Ps	3,877,065
Cost of services (excluding depreciation presented separately below)		(2,376,104)		(2,051,860)
Administration and selling		(1,150,417)		(1,039,479)
Depreciation and amortization		(581,172)		(595,062)

Operating profit		333,015		190,664

Interest income		4,529		10,970
Interest expense		(731,140)		(143,944)
Exchange loss, net		(428,379)		(52,265)
Gain from monetary position		171,141		138,638

		(983,849)		(46,601)
Other income (expense)		228		(13,325)

Net (loss) income before asset tax		(650,606)		130,738
Asset tax		(3,827)		(2,968)

Net (loss) income for the period	Ps	(654,433)	Ps	127,770

Under Mexican GAAP , the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes:

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the Old Senior Notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps132,195 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps113,886 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the Old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for nine months ended September 30, 2003 and 2004 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2004 purchasing power.

	Nine months ended September,
	2003		2004
OPERATING ACTIVITIES:
Net (loss) income	Ps	(654,433)	Ps	127,770
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(171,141)		(138,638)
Unrealized exchange income		900,309		47,490
Depreciation and amortization		581,173		595,062
Allowance for doubtful accounts		28,426		1,615
Provision for special project charges		811		—
Changes in operating assets and liabilities:
Current assets		(93,292)		10,200
Current liabilities		589,274		280,965

Cash flows provides by operating activities		1,181,127		924,464

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(143,524)		(324,123)
Deferred charges and other assets				52,766

Cash flows (used in) investing activities		(143,524)		(271,357)

FINANCING ACTIVITIES:
Payments of bank loans		(73,470)		(58,250)

Cash flows (used in) financing activities		(73,470)		(58,250)

Net effect of inflation on cash and cash equivalents		(560,075)		(201,403)

Increase in cash and cash equivalents		404,058		393,454
Cash and cash equivalents, beginning of period		166,865		424,681

Cash and cash equivalents, end of period	Ps	570,923	Ps	818,135

Non-cash investing and financing activities:
Acquisition of equipment under capital leases

Interest and taxes paid:
Interest paid	Ps	12,817	Ps	208,147
Income tax paid		3,840		1,526

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: November 30, 2004

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